CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of April, 2004                      Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Grupo Radio Centro, S.A. de C.V.
                                          (Registrant)

Date: April 20, 2004                         By: /s/ Pedro Beltran Nasr
                                                 -------------------------------
                                                 Name:  Pedro Beltran Nasr
                                                 Title: Chief Financial Officer

[LOGO] GRUPO
       RADIO
      CENTRO

Press
Release

IR Contacts:

In Mexico:
Pedro Beltran/Alfredo Azpeitia,
Grupo Radio Centrro, S.A. de C.V.
Tel: 5255-57-28-48 81 or
5255-57 28-49-11

In New York
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

[LOGO] RC                [SEAL]
     Listed
      NYSE

                                                           For Immediate Release


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                   Grupo Radio Centro REPORTS A LOSS FOR 2003
                       DUE TO AN EXTRAORDINARY LOSS FROM
                         INFORED ARBITRATION PROCEEDING
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Mexico City, April 20, 2004 - Grupo Radio Centro, S.A. de C.V. (BMV:  RCENTRO-A,
NYSE: RC) ("Grupo Radio Centro" or "the Company"), Mexico's leading radio broadcasting company, announced today that it has filed with the Mexican Banking and Securities Commission (Comision Nacional Bancaria y de Valores) its 2003 audited financial statements, which report a net loss of Ps. 245.8 million. The audited financial statements reflect an extraordinary loss under Mexican GAAP of Ps. 340.7 million related to the March 1, 2004 award of damages by the International Chamber of Commerce in the arbitration proceeding brought by Infored, S.A. de C.V. and Mr. Jose Gutierrez Vivo. The Company was notified of the arbitration decision after it reported its results for 2003. Because this damage award is as an extraordinary item under Mexican GAAP, the Company's operating income for 2003 Ps.157.9 million was not affected.

The Company plans to challenge the validity of the ICC arbitration decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

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Note on  Forward-Looking  Statements:  This release may contain  projections  or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.
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